[Graphic Omitted] Ahold


                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications


                                                 Date:  May 28, 2004
                                 For more information:  +31 75 659 57 20



Ahold disagrees with Euronext decision

Zaandam, The Netherlands, May 28, 2004 - Ahold today announced that Euronext has decided to give Ahold a serious written warning regarding violations of Article 28h of the Euronext Listing and Issuing Rules concerning the period prior to the issuance of an Ahold press release on February 24, 2003. The decision is based on the advice of the Euronext Listing and Issuing Rules Advisory Committee ('the Committee'). The Committee was of the opinion that Ahold violated Article 28h of the Listing and Issuing Rules by not disclosing the (serious) doubts that had arisen regarding the possibility to consolidate ICA under Dutch GAAP for fiscal year 2002 on or shortly after January 13, 2003, and by not disclosing - at least in general terms - within a few days of learning on February 12, 2003 that an apparently extensive fraud had been detected at U.S. Foodservice.

Ahold disagrees with Euronext's decision, as well as the advice of the Committee, which in Ahold's view is based on an incomplete and incorrect understanding of the facts. There is no possibility for Ahold to appeal the decision of Euronext. Ahold believes that it did not violate Article 28h of the Listing and Issuing Rules and that by issuing a press release on February 24, 2003, it acted according to the Listing and Issuing Rules with respect to both matters for the following reasons.


                                                   Albert Heijnweg 1, Zaandam
                                                   P.O.Box 3050, 1500 HB Zaandam
                                                   The Netherlands
                                                   Phone:  +31(0)75 659 5720
http://www.ahold.com                               Fax:    +31(0)75 659 8302

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ICA consolidation

Ahold believes that the factual evidence shows that it was insufficiently established on January 13, 2003, that the consolidation of ICA would not be permitted. Therefore, issuing a press release regarding this matter on or shortly after January 13, 2003 would have been potentially misleading.

After January 13, 2003, Ahold conducted intensive discussions with Deloitte & Touche as well as the other ICA shareholders, in order for Ahold to satisfy the requirements for consolidation of ICA and to verify it was appropriate in the past. These discussions had reached an advanced stage on Saturday, February 22, 2003. Ahold believes that it would have been able to maintain the full consolidation of ICA under Dutch GAAP for 2002, if the discussions had not been terminated by the discovery of other joint venture side letters on February 22, 2003. For a more detailed discussion of the course of events regarding this matter in the period between January 13 and February 22, 2003, see Chapter II (especially sections II.71-II.79 and II.47-II.63) of Ahold's Statement of Defense in connection with proceedings related to the request for an inquiry by the VEB, the Association of Dutch Stockholders, and other petitioners, a copy of which in Dutch and a translation in English can be found on Ahold's website at www.ahold.com.

The Committee, in connection with its advice, also considered that serious reservations had been expressed about the functioning of Ahold's then CFO Michiel Meurs. Ahold believes that these reservations did not themselves call for the issuance of a press release and that it informed the market about Michiel Meurs in a timely manner. On January 13, 2003, no decisions had been made with regard to Michiel Meurs' position. Moreover, this was not solely a matter for Ahold to decide. Termination of Michiel Meurs' employment agreement, as a practical matter, would have to be agreed with Michiel Meurs. For a more detailed discussion, see Chapter IX (sections IX.167-IX.182) of Ahold's Statement of Defense in connection with the proceedings related to the request for an inquiry by the VEB and other petitioners.

U.S. Foodservice

Because it took significant time for Ahold to fully understand the magnitude of the accounting irregularities at U.S. Foodservice, Ahold believes that the issuance of a press release prior to February 24, 2003 was not required pursuant to Article 28h of the Listing and Issuing Rules.

On February 12, 2003 Ahold was informed that accounting irregularities concerning the recognition of vendor allowances had been discovered at U.S. Foodservice. Ahold immediately hired external experts to start internal investigations to determine the extent of the accounting irregularities. As a consequence of the complex nature of the promotional allowance arrangements at U.S. Foodservice and the concealment of information relating to such arrangements by former members of U.S. Foodservice's management, Ahold did not have a sufficient understanding of the magnitude of the accounting irregularities at U.S. Foodservice until the weekend of February 22-23. Ahold believes that issuing a general press release on or shortly after February 12, 2003, could have been potentially misleading, and would have created uncertainty among investors.

Furthermore, Ahold believes that given the serious nature of the issues the company was facing and the consequent potential impact on compliance with certain financial covenants in existing credit facilities and the continued availability of those facilities, it was essential for the continuity of the company to arrange a new credit facility before issuing a press release. Disclosure of the accounting irregularities at U.S. Foodservice in general terms would have seriously endangered Ahold's ability to obtain a credit facility and therefore could have resulted in an acute liquidity crisis.

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For a more detailed discussion of the course of events with respect to this matter between February 12 and February 24, 2003, see Chapter VIII (especially VIII.11-VIII.28) of Ahold's Statement of Defense in connection with the proceedings related to the request for an inquiry by the VEB and other petitioners.

Given the above mentioned considerations, Ahold believes that it has not violated Article 28h of the Listing and Issuing Rules of Euronext.


Ahold Corporate Communications: +31.75.659.5720

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